AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 DECEMBER 2025
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
BRL 50 million 'Improve the quality of life for the people of Africa' Zero Coupon Notes_Tap 1	Borrowing	02-Oct-25	09-Oct-25	01-Oct-27	BRL 39.98	Daiwa Capital Markets
MXN 200 million Fixed Rate Notes	Borrowing	02-Oct-25	14-Oct-25	14-Oct-27	MXN 200.00	Daiwa Capital Markets
HKD 200 million Fixed Rate Notes	Borrowing	03-Oct-25	14-Oct-25	14-Oct-26	HKD 200.00	JP Morgan
HKD 250 million Fixed Rate Notes	Borrowing	06-Oct-25	15-Oct-25	15-Oct-26	HKD 250.00	Morgan Stanley
HKD 200 million Fixed Rate Notes	Borrowing	13-Oct-25	20-Oct-25	20-Oct-26	HKD 200.00	HSBC
ZAR 260 million Fixed Rate Notes	Borrowing	15-Oct-25	03-Nov-25	01-Nov-27	ZAR 260.00	Deutsche Bank
HKD 140 million Fixed Rate Notes	Borrowing	16-Oct-25	23-Oct-25	23-Oct-40	HKD 140.00	Bank of America Merrill Lynch
HKD 300 million Fixed Rate Notes	Borrowing	21-Oct-25	28-Oct-25	28-Oct-26	HKD 300.00	Nomura Inter. Plc
HKD 200 million Fixed Rate Notes	Borrowing	22-Oct-25	30-Oct-25	30-Oct-26	HKD 200.00	Morgan Stanley
VND 300 billion Fixed Rate Notes	Borrowing	22-Oct-25	29-Oct-25	29-Oct-26	VND 300,000.00	Bank of America Merrill Lynch
USD 20 million Callable Fixed Rate Notes	Borrowing	23-Oct-25	30-Oct-25	30-Oct-40	USD 20.00	Nomura Inter. Plc
HKD 600 million Fixed Rate Notes	Borrowing	24-Oct-25	03-Nov-25	03-Feb-31	HKD 600.00	Morgan Stanley
INR 89 million Fixed Rate Notes	Borrowing	23-Oct-25	08-Dec-25	09-Dec-30	INR 89.00	Credit Agricole Corporate & Investment Bank
USD 30 million Callable Fixed Rate Notes	Borrowing	24-Oct-25	31-Oct-25	31-Oct-40	USD 30.00	Daiwa Capital Markets
USD 100 million Callable Fixed Rate Notes	Borrowing	24-Oct-25	10-Nov-25	10-Nov-35	USD 100.00	Bank of America Merrill Lynch
AUD 30 million Callable Fixed Rate Notes	Borrowing	28-Oct-25	04-Nov-25	04-Nov-40	AUD 30.00	BNP Paribas
USD 25 million Callable Fixed Rate Notes	Borrowing	28-Oct-25	04-Nov-25	04-Nov-45	USD 25.00	Nomura Inter. Plc
USD 15 million Callable Fixed Rate Notes	Borrowing	28-Oct-25	04-Nov-25	04-Nov-45	USD 15.00	Daiwa Capital Markets
USD 20 million Callable Fixed Rate Notes	Borrowing	31-Oct-25	12-Nov-25	12-Nov-40	USD 20.00	BNP Paribas
BRL 20 million Fixed Rate Notes	Borrowing	05-Nov-25	03-Dec-25	03-Dec-30	BRL 20.00	Nomura Inter. Plc
USD 10 million Callable Fixed Rate Notes	Borrowing	05-Nov-25	13-Nov-25	13-Nov-45	USD 10.00	Daiwa Capital Markets
USD 20 million Callable Fixed Rate Notes	Borrowing	10-Nov-25	18-Nov-25	18-Nov-45	USD 20.00	Barclays Capital
USD 100 million Callable Fixed Rate Notes	Borrowing	10-Nov-25	18-Nov-25	18-Nov-35	USD 100.00	BNP Paribas
USD 50 million Callable Fixed Rate Notes	Borrowing	10-Nov-25	18-Nov-25	18-Nov-35	USD 50.00	Banco Santander SA
USD 120 million Callable Zero Coupon Notes	Borrowing	12-Nov-25	26-Nov-25	26-Nov-40	USD 59.41	Daiwa Capital Markets

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
TRY 25 million, Zero Coupon Notes	02-Nov-17	08-Nov-17	07-Nov-25	TRY 10.54
TRY 50 million Zero Coupon Notes_Tap 1	09-Jan-18	16-Jan-18	07-Nov-25	TRY 11.17
TRY 65 million Zero Coupon Notes_Tap 2	02-Feb-18	09-Feb-18	07-Nov-25	TRY 6.58
TRY 80 million Zero Coupon Notes_Tap 3	22-Feb-18	01-Mar-18	07-Nov-25	TRY 6.62
TRY 30 million Zero Coupon Notes_Tap 4	12-Apr-18	20-Apr-18	07-Nov-25	TRY 12.90
IDR 21 billion 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	25-Sep-20	27-Nov-20	28-Nov-25	IDR 21,000.00
USD 50 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	30-Sep-21	08-Oct-21	01-Nov-25	USD 50.00
INR 115 million Zero Coupon Notes	22-Oct-21	29-Nov-21	28-Nov-25	INR 97.35
BRL 60 million 'Integrate Africa' Fixed Rate Notes	27-Oct-21	04-Nov-21	04-Nov-25	BRL 60.00
BRL 70 million 'Integrate Africa' Fixed Rate Notes_Tap 1	28-Jun-22	06-Jul-22	04-Nov-25	BRL 70.00
ZAR 40 million Fixed Rate Notes	04-Nov-21	16-Nov-21	17-Nov-25	ZAR 40.00
USD 100 million Fixed Rate Notes	13-Oct-22	20-Oct-22	20-Oct-25	USD 100.00
USD 100 million Fixed Rate Notes	10-Feb-23	17-Feb-23	02-Dec-25	USD 100.00
UGX 19 billion Fixed Rate Notes	13-Oct-23	27-Oct-23	27-Oct-25	UGX 19,000.00
TZS 25 billion Fixed Rate Notes	20-Oct-23	03-Nov-23	03-Nov-25	TZS 25,000.00
ZMW 150 million Fixed Rate Notes	02-May-24	13-May-24	13-Nov-25	ZMW 150.00
UGX 19 billion Fixed Rate Notes	08-May-24	22-May-24	27-Oct-25	UGX 19,000.00
HKD 200 million Fixed Rate Notes	24-Sep-24	10-Oct-24	10-Oct-25	HKD 200.00
USD 8 million 'Light Up and Power Africa' Fixed Rate Notes	30-Sep-24	07-Oct-24	15-Dec-25	USD 8.00
HKD 300 million Fixed Rate Notes	02-Oct-24	10-Oct-24	10-Oct-25	HKD 300.00
HKD 200 million Fixed Rate Notes	04-Oct-24	15-Oct-24	15-Oct-25	HKD 200.00
VND 300 billion Fixed Rate Notes	13-Nov-24	21-Nov-24	21-Nov-25	VND 300,000.00
MXN 200 million Fixed Rate Notes	10-Dec-24	17-Dec-24	17-Dec-25	MXN 200.00

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Call Date	Dealer
USD 25 million 'Improve Quality of Life for the People in Africa' Fixed Rate Callable Notes	30-Oct-23	10-Nov-23	10-Nov-28	USD 25.00	10-Nov-25	Wells Fargo Bank, N.A

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 31 December 2025.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Omar Sefiani

Treasurer